

Mail Stop 3720

October 9, 2008

Mr. R. Thomas Kidd
Chairman, President and Chief Executive Officer
Domark International, Inc.
1809 East Broadway #125
Oviedo, Florida 32765

> **Re:** **Domark International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: September 11, 2008**
> **File No. 333-136247**

Dear Mr. Kidd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1. The disclosure in the third and fourth paragraphs of Item 4.01 of your Form 8-K should be clarified. It should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles

or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. Similarly, please clarify the fifth paragraph of Item 4.01 of your Form 8-K. Indicate whether there were consultations with your new accountant during the two most recent fiscal years and the subsequent interim periods, prior to September 8, 2008, the date your new accountant was engaged. See Item 304(a)(2)(iv) of Regulation S-K.

Exhibit 16.1

3. Tell us why the letter from your former accountant, filed as an exhibit to this Form 8-K, was provided and signed by Chang Parker, CPA Ph.D. while the audit report included in your May 31, 2007 Form 10-KSB was provided by and signed by Chang G. Park, CPA. As appropriate, provide us evidence supporting Mr. Parker's qualification to practice before the Commission as he does not appear to be registered with the California Board of Accountancy or with the Public Company Accounting Oversight Board.

*   *   *   *

As appropriate, please file your supplemental response and amendment via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief